UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

IMAGIS TECHNOLOGIES INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

45246M100
(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒   Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45246M100

SCHEDULE 13G

CUSIP No. 45246M100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LANG MICHENER LLP – Western Division
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,892,332 shares
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,892,332 shares
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,892,332 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7% (based on 20,795,281 common shares of the Issuer issued and outstanding as of December 31, 2004)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 45246M100

ITEM 1.

(a)	Name of Issuer:

Imagis Technologies Inc., a British Columbia Corporation ("Imagis Technologies").

(b)	Address of Issuer’s Principal Executive Offices:

IMAGIS TECHNOLOGIES INC.
Suite 1630, 1075 West Georgia Street Vancouver, British Columbia V6E 3C9 Canada

ITEM 2.

(a)	Name of Person Filing:

This Statement is filed by Lang Michener LLP – Western Division (“Lang Michener” or the “Reporting Person”).

(b)	Address of Principal Business Office:

The address of the principal business of Lang Michener is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

(c)	Citizenship:

Lang Michener LLP – Western Division is partnership located in British Columbia.

(d)	Title and Class of Securities:

Common Shares, no par value

(e)	CUSIP No.:

45246M100.

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 45246M100

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4.	OWNERSHIP

(a)	Amount Beneficially Owned:

Lang Michener is the beneficial owner of 1,892,332 common shares of Imagis Technologies. Beneficial ownership is comprised of 946,166 shares held by Lang Michener and 946,166 shares of Imagis Technologies issuable upon exercise of the warrants issued to Lang Michener, which warrants have not been exercised to date. Beneficial ownership is calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

(b)	Percent of Class:

The 1,892,332 common shares of Imagis Technologies beneficially owned by Lang Michener represent approximately 8.7% of the Issuer’s common shares, based upon 20,795,281 common shares of Imagis Technologies outstanding at December 31, 2004.

(c)	Power to Vote and Power to Dispose:

Lang Michener has the sole direct power to vote and direct the disposition of all shares of Imagis Technologies beneficially owned by Lang Michener.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [      ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP No. 45246M100

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this  statement is true, complete and correct.

Dated:  January 7, 2005

LANG MICHENER LLP
by its authorized signatory:

/s/ Joan Keir
Name: Joan Keir
Title: Chief Operating Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).